GIBSON DUNN	Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Kevin Kelley Direct: +1 212.351.4022 Fax: +1 212.351.5322 KKelley@gibsondunn.com

July 8, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention:	Mr. John Reynolds - Assistant Director

Re:	Ambev S.A.
Company Response Letter, filed on July 3, 2013
Amendment No. 1 to the Registration Statement on Form F-4, filed herewith
Registration Statement on Form F-4, filed on June 28, 2013
File: 377-00131
CIK No. 0001565025

By letter dated July 3, 2013 (the “July 3rd Response Letter”), Ambev S.A. (“Newbev” or the “Company”) provided the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with responses to the Staff’s comment letters, dated June 27 and 28, 2013 (the “Third SEC Comment Letter”), concerning the Company’s second amended draft registration statement on Form F-4 that was confidentially submitted to the Staff by Newbev on June 20, 2013, with respect to the stock swap merger (the “Stock Swap Merger” or the “Transaction”) of Companhia de Bebidas das Américas – Ambev (“Ambev” and, together with Newbev, the “Companies”) with Newbev, as described in that draft Form F-4.

On behalf of Newbev, the issuer, and Ambev, the target of the Stock Swap Merger, we submit the Companies’ supplemental response to their original response in the July 3rd Response Letter to Staff comment no. 3 contained in the Third SEC Comment Letter. For your convenience, we have reproduced below in bold the relevant Staff comment and provided the Companies’ supplemental response thereto.

Tax Considerations, page 117

Material U.S. Federal Income Tax Considerations, page 117

The Proposed Stock Swap Merger, page 119

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Hong Kong • London • Los Angeles • Munich

New York • Orange County • Palo Alto  • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

GIBSON DUNN

United States Securities and Exchange Commission

Mr. John Reynolds

July 8, 2013

Tax Treatment of the Proposed Stock Swap Merger, page 119

3. Please revise the tax opinions filed as exhibit 8.1 and 8.2 to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Similarly, the disclosure in the prospectus should clearly identify and articulate the opinion being rendered. Currently, the disclosure on page 103 states that the transaction should qualify as a tax free exchange; however, such statement is not clearly identified as the opinion and is not attributed to named counsel. Please expand upon the statement regarding conflicting case law. Please add a risk factor regarding the uncertainty of the tax treatment of this transaction. Lastly, please add a cross reference to page 25 to reflect where a more detailed discussion of the doubt concerning the opinion is located.

As a supplemental response to the Staff’s comment, the following changes are also reflected in Amendment No. 1 to the registration statement on Form F-4 of Newbev that is being publicly filed with the Commission on this date, together with this correspondence (the “First Amended Public F-4”):

—	pages 52-53: expand the Brazilian tax risk factor to include additional discussion on the uncertainty as to the applicability of Brazilian income tax to the Stock Swap Merger and the related limitations in the opinion of the Companies’ Brazilian tax counsel, Lefosse Advogados;

—	page 122: expressly states the assumptions to which the opinion of the Companies’ U.S. tax counsel Sullivan & Cromwell LLP, is subject;

—	page 131: revises the sentence relating to the opinion of the Companies’ Brazilian tax counsel to expressly state that counsel’s distinct opinion on the applicability of Brazilian income tax to the Stock Swap Merger; and

—	pages 131-132: include a discussion as to why it is more likely than not that Brazilian income tax does not apply to the Stock Swap Merger, as well as a discussion of the factors that may result in the application of that tax to the Transaction.

Unlike stated in the July 3rd Response Letter, we clarify that the First Amended Public F-4 was not filed on July 3, 2013 together with that correspondence, but is now being filed today together with this correspondence.

The Companies appreciate in advance the Staff’s prompt time and attention to this response letter and reiterate the time sensitivity to keep the Ambev shareholders’ meeting for the Stock Swap Merger on track for its July 30, 2013 scheduled date that has already been publicly announced.

GIBSON DUNN

United States Securities and Exchange Commission

Mr. John Reynolds

July 8, 2013

Should you have any additional questions or comments, please feel free to call me at +1 212-351-4022.

Sincerely,

/s/ Kevin W. Kelley

Kevin W. Kelley

KWK/FA

cc: Nelson José Jamel - Chief Financial Officer